UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Angel Oak Financial Strategies Income Term Trust
(Name of Issuer)

Common Shares of Beneficial Interest, par value of $0.001 per share
(Title of Class of Securities)

03464A100
(CUSIP Number)

7/31/2022
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSONS Castle Creek Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,166
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,166
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,166
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSONS Castle Creek Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 10,166
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 10,166
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,166
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSONS Daniel Asher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,203,699
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,203,699
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,203,699
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

1		NAME OF REPORTING PERSONS AFO Blackberry LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,192,818
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,192,818
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,192,818
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSONS AFOB FIP MS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,192,818
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,192,818
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,192,818
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSONS Equitec Proprietary Markets, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 200,754
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 200,754
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,754
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 1%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

1		NAME OF REPORTING PERSONS Oakmont Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 992,945
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 992,945
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,945
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.96%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

1		NAME OF REPORTING PERSONS Sphinx Trading LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 992,945
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 992,945
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 992,945
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable □
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.96%
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13G

Item 1(a).	Name of Issuer:

Angel Oak Financial Strategies Income Term Trust (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

3344 Peachtree Road NE
Suite 1725
Atlanta, Georgia 30326

Item 2(a).	Name of Person Filing:

The persons filing this Schedule 13G are:
Castle Creek Fund, L.P.
Castle Creek Partners, LLC
Daniel Asher
AFO Blackberry LLC
AFOB FIP MS, LLC
Equitec Proprietary Markets, LLC
Oakmont Investments, LLC
Sphinx Trading LP

Item 2(b).	Address of Principal Business Office or, if none, Residence:

111 W Jackson Blvd
Suite 2220
Chicago, IL 60604

Item 2(c).	Citizenship:

Castle Creek Fund, L.P. – Illinois
Castle Creek Partners, LLC - Illinois
Daniel Asher – United States
AFO Blackberry LLC - Delaware
AFOB FIP MS, LLC – Delaware
Equitec Proprietary Markets, LLC – Illinois
Oakmont Investments, LLC - Illnois
Sphinx Trading LP- Illinois

Item 2(d).	Title of Class of Securities:

Common Shares of Beneficial Interest, par value of $0.001 per share

Item 2(e).	CUSIP Number:

03464A100

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable

Item 4.	Ownership:

(a)	Amount Beneficially Owned: See Row 9 of cover page for each Reporting Person. The common share holdings and beneficial ownership information herein is all as of July 31, 2022 unless otherwise noted.

(b)
Percent of Class:  See Row 11 of cover page for each Reporting Person.  Percentages are based on 25,062,694 common shares of beneficial interest outstanding as of July 31, 2022, as disclosed in the Issuer’s amended registration statement on Form N-CRS filed with the Securities and Exchange Commission on September 30, 2022.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii)	sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv)	shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Daniel Asher owns in excess of 40% of, and controls the General Partner (namely Castle Creek Partners, LLC) to, Castle Creek Fund, L.P., and may be deemed to control Fund and share voting and dispositive power over any shares held by the Fund.

AFO Blackberry LLC is the managing member of AFOB FIP MS, LLC and shares voting and dispositive power over any shares held by AFOB FIP MS, LLC.  Daniel Asher is deemed to control AFO Blackberry LLC.

Daniel Asher is a 50% beneficial owner of Equitec Proprietary Markets, LLC and may be deemed to share voting and dispositive power over any shares held by Equitec Proprietary Markets.
Oakmont Investments, LLC is the general partner of Sphinx Trading LP and shares voting and dispositive power over any shares held by Sphinx Trading LP.  Daniel Asher is deemed to control Oakmont Investments, LLC.

Item 5.	Ownership of Five Percent or Less of a Class:

This statement is being filed to report the fact that as of the date hereof all of the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities:  ⌧

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable

Item 8.	Identification and Classification of Members of the Group:

Not Applicable

Item 9.	Notice of Dissolution of Group:

Not Applicable

Item 10.	Certification:

Not Applicable

Exhibits.

Agreement to file Schedule 13G jointly – filed herewith.

[Signatures follow on the next page.]

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  August 30, 2024

CASTLE CREEK FUND, L.P. By Castle Creek Partners, LLC, its General Partner /s/ Fred Goldman By: Fred Goldman Its: Manager
CASTLE CREEK PARTNERS, LLC /s/ Fred Goldman By: Fred Goldman Its: CFO
/s/ Daniel Asher Daniel Asher
AFO BLACKBERRY LLC /s/ Fred Goldman By: Fred Goldman Its: Treasurer
AFOB FIP MS, LLC /s/ Fred Goldman By: Fred Goldman Its: Treasurer

EQUITEC PROPRIETARY MARKETS, LLC /s/ Fred Goldman By: Fred Goldman Its: CFO
OAKMONT INVESTMENTS, LLC /s/ Fred Goldman By: Fred Goldman Its: CFO
SPHINX TRADING LP /s/ Fred Goldman By: Fred Goldman Its: CFO